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                               May 22, 2023

       David Brant
       Chief Financial Officer
       Airspan Networks Holdings Inc.
       777 Yamato Road, Suite 310
       Boca Raton, Florida 33431

                                                        Re: Airspan Networks
Holdings Inc.
                                                            Post-Effective
Amendment No. 4 to Registration Statement on Form S-1
                                                            Filed May 15, 2023
                                                            File No. 333-264374

       Dear David Brant:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 4 on Form S-1 to Form S-4 filed May 15,
2023

       Unaudited Pro Forma Consolidated Financial Information, page 38

   1. We note that you have presented a pro forma adjustment for the gain on sale of Mimosa in the pro forma statement
of operations for the year ended December 31, 2022 as well as in the pro forma statement
of operations for the three months ended March 31, 2023. Please refer to Rule
11-02(a)(6)(i)(B) of Regulation S-X which indicates that adjustments presented in the pro
forma statements of operations should assume that the transaction occurred at the
beginning of the fiscal year presented (i.e., at the beginning of the earliest period presented).
Revise the section to comply and to only present the adjustment reflecting the gain
from the sale in the annual period.
 David Brant
FirstName  LastNameDavid
Airspan Networks Holdings Brant
                          Inc.
Comapany
May        NameAirspan Networks Holdings Inc.
     22, 2023
May 22,
Page 2 2023 Page 2
FirstName LastName
2. Please revise the second sentence in the second introductory paragraph to clarify that the condensed pro forma statements of operations assume that the transaction was consummated at the beginning of the earliest period presented (i.e., January 1, 2022).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek at 202-551-3641 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      David Marx